SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-43770

(Check One)

[X] Form 10-K and Form 10-KSB     [ ]Form 11-K
[ ] Form 20-F                     [ ]Form 10-Q and Form 10-QSB    [ ]Form N-SAR

         For period ended: December 31, 2001

[ ]Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
   and Form 10-KSB                             and Form 10-QSB
[ ]Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

         For the transition period ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

                             SLS INTERNATIONAL, INC.
                             -----------------------
                            (Full name of registrant)

                                       N/A
                                       ---
                           (Former name if applicable)

                    3119 South Scenic, Springfield, MO 65807
                    ----------------------------------------
                     (Address of principal executive office)


                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 10-KSB 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or
                           before the 15th calendar day following the prescribed
                           due date; or the subject quarterly report or
                           transition report on Form 10-Q, 10-QSB or portion
                           thereof will be filed on or before the fifth calendar
                           day following the prescribed due date; and
         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         SLS International, Inc. has worked diligently to complete its Annual Report on Form 10-KSB for the year ended December 31, 2001. However, we recently converted to a new financial software package and we experienced significant delays and failures in transferring data from the old software to the new software. As a result, we have been unable to complete the Form 10-KSB by the required date without unreasonable effort and expense. Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we respectfully request a fifteen-day extension, to file our Annual Report on Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         John M. Gott                  (417)          883-4549
         ------------                  -----          --------
           (Name)                   (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes      [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         N/A

                             SLS INTERNATIONAL, INC.
                 --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.






Date:  March 28, 2002                        By: /s/  John M. Gott
                                                 -----------------
                                             Name:    John M. Gott
                                             Title:   President, Chief Executive
                                                      Officer, Chief Financial
                                                      Officer and Director